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Veteran-owned
Full Battle Rattle Deli

Deli

Denver, CO 8014
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
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THE PITCH
Full Battle Rattle Deli is seeking investment to open a new brick and mortar location.
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INVESTOR PERKS

Full Battle Rattle Deli is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Dessert Invest $500 or more to qualify. Unlimited available

Get a free desert with your purchase over the first year of operation.

Coffee Invest $1,000 or more to qualify. Unlimited available

12 cups of coffee, redeemable over 12 months, that is one cup of coffee monthly, by the tenth month add a cannoli, eleventh month a brownie, and the twelve month a dozen freshly baked cookies

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Our Mission

Full Battle Rattle Deli is a Veteran owned-and-operated deli that will sell freshly made breakfast and lunch Brooklyn-style deli sandwiches and hot meals to-go, but we are more than a deli with great eats. At our heart we are a community based social enterprise and a vehicle for change. Our mission is to support those Veterans in our community who are homeless or in transition with the life skills, confidence and self-advocacy through the culinary arts to successfully reintegrate into the community. Through the comradeship of other Veterans, they learn the skills to find gainful employment as line cooks or prep cooks, while building a foundation of resources and stability to transition back into the community.

Our Business Model

Front of House: Building off of the grab-and-go convenience model, our core operations are centered around the "front of the house". Full Battle Deli will be serving and preparing fresh deli sandwiches and hot meals to go in an environment that is friendly, warm and inviting where customers see the food being prepared, and the participants in the culinary arts program can interact with customers. People will also be drawn to the deli for the fast service, sandwiches and hot homestyle/comfort food meals that are made from fresh ingredients, and a little bit of Brooklyn flare in a deli setting is welcoming to the community.

Back of House: Our Back-of-House real estate is where the "Culinary Arts Boot Camp for Veterans" will be held and over an 8-week period, participants will learn the skills to find gainful employment as line or prep cooks. They will learn knife skills, how to follow recipes, kitchen safety and essentials, become Servsafe certified, and learn the fundamentals of cooking. They will learn all the skills needed to build a foundation in the Culinary Arts to build upon, so that they will be "job ready" when they leave the program, and the "soft skills" needed to successfully reintegrate.

About Us (Current Operations)

Full Battle Rattle Deli was in operation at the American Legion Post 1 up until July, 2022. However, they closed the kitchen in order to pursue a permanent home and brick and mortar where we will continue to support our fellow Veterans and community .

Under the Veterans First Program through the Department of Veterans Affairs (VA), Full Battle Rattle Deli is recognized as a Service-Disabled Veteran-Owned Small Business (SDVOSB). The Vets First Verification Program affords verified firms owned and controlled by Veterans and Service-disabled Veterans the opportunity to compete for VA set asides and contracts

THE TEAM
Michael Gropper
Owner

I am originally from Brooklyn, NY. After many years of travel, growth and learning, I settled in Denver, CO where I have lived for the past 20 years. Culinary Arts has always been a passion of mine, and I have always found myself drawn to cooking for others, loved how it brought people and community together. Though I did spend time a short time in culinary school, I found my skills develop working in restaurants, my travel's, volunteering or in the US Army as a food service specialist. It was in the US Army that I truly had grown as a chef/cook. I participated and in numerous Culinary Arts competitions both for my DEFAC and for Garrison with the 101st Airborne (proud Veteran of the 2/327Infantry, Bastogne Bulldogs and Honor and Country... "No Slack") where we won many accolades. While participating at a Culinary airy Arts competition at Ft. Lee Virginia, home of the Quarter Master Corps, I came 3rd place as Junior Chef of the Year against all Army cooks. This led to being stationed at SHAPE (Supreme Allied Powers Europe) where I cooked for both garrison and the SACEUR (Supreme Allied Commander Europe), his staff and other NATO generals. What a great honor to serve him and to be stationed in Europe and explore amazing cuisines and cultures. After 8 years, I was discharged with the rank of Sergeant, I took a break from cooking, and started a career as a Special Education teacher. Another great opportunity to be in service, support the community and teach; another passion of mine. for 15 years in an elementary school setting using my skills speaking Spanish to support my students, and their families. In 2019, Full Battle Rattle Deli, and over the past 2 years I have created a solid foundation to build on as I move forward. This foundation has included building both a strong following and awareness in both the Veteran and non-Veteran communities, establishing our brand and reputation, and developing a strong understanding of the day-to-day operations for both an LLC and restaurant. In addition to the above, I have been able to continue to develop the resilience, determination and adaptability to move forward, overcome obstacles, and promote success regardless of situations that have occurred and could possibly occur as we continue to grow serving our community.

CULINARY ARTS BOOT CAMP FOR VETERANS
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Chef Michael Gropper talks about the work with the Culinary Arts Boot Camp for Veterans

WORKING WITH VETS
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05/17/2019
Incorporated

Registered with Colorado Depart of State

03/01/2019

Enrolled int eh LeadingEdge small business development program through the SBDC Denver.

10/14/2019
Opened

Full Battle Rattle Deli Food / Culinary Arts Boot Camp becomes a reality - Grand Opening held in Denver, CO

11/1/2019

Grand Opening at the Aurora Chamber of Commerce

10/14/2019 - 12/31/202

- Built a foundation, developed a brand recognition and support for both the program and the food truck in the community, provided Veteran and non- Veteran organizations with great eats through the pandemic. Supported front-line staff, communities in need and the homeless community for great eats. Received the Irving Hale Veteran Organization of the Year from the Veterans of Foreign Wars Post 1 and recognized by the 244th Engineer Battalion for supporting the troops.

3/15/2021

Opened Full battle Rattle Deli/Culinary Arts Boot Camp for Veterans at American Legion Post 1.

07/09/2022

Closed the kitchen at American Legion Post 1 to find and build a permeant home for the deli and culinary program.

08/17/2022

Found a site for the deli and met with the contractor to discuss next steps, while negotiating the the lease for the property. Getting closer to a reality...

8/20/2022
Capital Raise

Received a $25,000 grant from "Love, Tito's Small Business Grant Program."

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PRESS
US Army veteran invests in food truck to help other veterans in Denver, pandemic halts business

DENVER (KDVR) – A United States Army veteran, who bought a food truck to help fellow veterans, has a big battle in front of him due to Colorado's economic shutdown. Former infantry sold...

This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction costs $23,500
Mainvest Compensation $1,500
Total $25,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $410,650 $427,818 $437,591 $459,470 $473,254
Cost of Goods Sold $127,678 $127,635 $130,551 $146,580 $147,140
Gross Profit $282,972 $300,183 $307,040 $312,890 $326,114

EXPENSES

Rent $52,680 $53,997 $55,346 $56,729 $58,147
Labor Costs & Salaries $75,000 $76,875 $78,796 $80,765 $82,784
Utilities $8,400 $8,610 $8,825 $9,045 $9,271
Advertising $2,400 $2,460 $2,521 $2,584 $2,648
Accounting/Bookkeeping $2,400 $2,460 $2,521 $2,584 $2,648
Insurance $4,000 $4,100 $4,202 $4,307 $4,414
Vehicle/Insurance $1,776 $1,820 $1,865 $1,911 $1,958
Other Miscellaneous Expenses $14,000 $14,350 $14,708 $15,075 $15,451
$0 $0 $0 $0 $0
Operating Profit $122,316 $135,511 $138,256 $139,890 $148,793
This information is provided by Full Battle Rattle Deli. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement

2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $25,000
Maximum Raise $50,000
Amount Invested $0
Investors 0
Investment Round Ends October 28th, 2022
Summary of Terms
Legal Business Name Full Battle Rattle Deli
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.5×
Investment Multiple 1.3×
Business's Revenue Share 2%-4%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027
Financial Condition

Full Battle Rattle Deli was established in May, 2019 and began operations in November, 2019. The finical information noted below does not truly reflect the true finical capabilities of Full Battle Rattle Deli due to the pandemic. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Operating history

Full Battle Rattle Deli was established in May 2019 and began operations on November 2019. . Accordingly, there are limited financial statements and information for investors to review with accuracy to the true financial abilities resulting from the pandemic and economic repercussions that caused. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Forecasted milestones

Full Battle Rattle Deli forecasts the following milestones:

Secure lease in Denver, CO by September, 2022

Hire for the following positions by September 2022, I assistant manager, and 1 line cook. When the restaurant is open we will enroll at least 2 participants in the culinary program who will support the daily operations of the restaurant.

Achieve $510,067 revenue per year by 2027.

Achieve $136,470 profit per year by 2027.

Other outstanding debt or equity

As of 8/5/2022, Full Battle Rattle Deli has debt of $51,738 (an
additional $150,000 loan that will be secured once the lease is signed for the restaurant) outstanding and a cash balance of $49,000. This debt is sourced primarily from the Denver Credit Union and will be senior to any investment raised on Mainvest. In addition to the Full Battle Rattle Deli's outstanding debt and the debt raised on Mainvest, Full Battle Rattle Deli may require additional funds from alternate sources at a later date.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Full Battle Rattle Deli's fundraising. However, Full Battle Rattle Deli may require additional funds from alternate sources at a later date.

Other challenges

Full Battle Rattle Deli has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

I started the restaurant 5 months prior to a pandemic, and we were not able to build true finical millstones due to the instability of the restaurant industry.

Resulting form the pandemic we had lost all our client base that we had built prior to March, and had to start over. However, our client base was built upon both construction sites and office buildings which no longer operated as before the pandemic. Thus we had to rebuild the business due a time of instability and closers in the restaurant industry .

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Full Battle Rattle Deli to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Full Battle Rattle Deli operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Full Battle Rattle Deli competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Full Battle Rattle Deli's core business or the inability to compete successfully against the with other competitors could negatively affect Full Battle Rattle Deli's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Full Battle Rattle Deli's management or vote on and/or influence any managerial decisions regarding Full Battle Rattle Deli. Furthermore, if the founders or other key personnel of Full Battle Rattle Deli were to leave Full Battle Rattle Deli or become unable to work, Full Battle Rattle Deli (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Full Battle Rattle Deli and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Full Battle Rattle Deli is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Full Battle Rattle Deli might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Full Battle Rattle Deli is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Full Battle Rattle Deli

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Full Battle Rattle Deli's financial performance or ability to continue to operate. In the event Full Battle Rattle Deli ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Full Battle Rattle Deli nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Full Battle Rattle Deli will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Full Battle Rattle Deli is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Full Battle Rattle Deli will carry some insurance, Full Battle Rattle Deli may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Full Battle Rattle Deli could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Full Battle Rattle Deli's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Full Battle Rattle Deli's management will coincide: you both want Full Battle Rattle Deli to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Full Battle Rattle Deli to act conservative to make sure they are best equipped to repay the Note obligations, while Full Battle Rattle Deli might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Full Battle Rattle Deli needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Full Battle Rattle Deli or management), which is responsible for monitoring Full Battle Rattle Deli's compliance with the law. Full Battle Rattle Deli will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Full Battle Rattle Deli is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Full Battle Rattle Deli fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Full Battle Rattle Deli, and the revenue of Full Battle Rattle Deli can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Full Battle Rattle Deli to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Full Battle Rattle Deli is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Full Battle Rattle Deli is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Full Battle Rattle Deli is a newly established entity and has no history for prospective investors to consider.

This information is provided by Full Battle Rattle Deli. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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